Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, September 24, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 16 to September 20, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16/09/2024	290,617	61.033197	17,737,284.61	XPAR
16/09/2024	196,000	61.049677	11,965,736.69	CEUX
16/09/2024	32,500	61.052488	1,984,205.86	TQEX
16/09/2024	21,500	61.056368	1,312,711.91	AQEU
17/09/2024	301,506	61.521173	18,549,002.79	XPAR
17/09/2024	170,000	61.495913	10,454,305.21	CEUX
17/09/2024	35,000	61.483195	2,151,911.83	TQEX
17/09/2024	30,000	61.491100	1,844,733.00	AQEU
18/09/2024	290,556	61.289275	17,807,966.59	XPAR
18/09/2024	191,000	61.251134	11,698,966.59	CEUX
18/09/2024	35,000	61.275390	2,144,638.65	TQEX
18/09/2024	22,000	61.292048	1,348,425.06	AQEU
19/09/2024	298,497	62.444822	18,639,592.03	XPAR
19/09/2024	170,000	62.420758	10,611,528.86	CEUX
19/09/2024	35,000	62.423090	2,184,808.15	TQEX
19/09/2024	25,057	62.418404	1,564,017.95	AQEU
20/09/2024	324,198	62.071227	20,123,367.65	XPAR
20/09/2024	160,000	62.047346	9,927,575.36	CEUX
20/09/2024	30,000	62.086280	1,862,588.40	TQEX
20/09/2024	17,500	62.082311	1,086,440.44	AQEU
Total	2,675,931	61.660711	164,999,807.63

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).